SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value $US$0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

Zhiyun Peng

Director

Sky Success Venture Holdings Limited

13F, No.609, Yunling East Road, Putuo

Shanghai, China 200062

86-21-32571808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SKY SUCCESS VENTURE HOLDINGS LIMITED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 13,903,336*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 13,903,336*
(11)	Aggregate amount beneficially owned by each reporting person 13,903,336*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0% (based on 106,809,061 ordinary shares outstanding on September 30, 2014)
(14)	Type of reporting person CO

*	Including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jinjing Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 13,903,336*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 13,903,336*
(11)	Aggregate amount beneficially owned by each reporting person 13,903,336*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0% (based on 106,809,061 ordinary shares outstanding on September 30, 2014)
(14)	Type of reporting person IN

*	Including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Liping Deng
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 13,903,336*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 13,903,336*
(11)	Aggregate amount beneficially owned by each reporting person 13,903,336*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0% (based on 106,809,061 ordinary shares outstanding on September 30, 2014)
(14)	Type of reporting person IN

*	Including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zhiyong Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 13,903,336*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 13,903,336*
(11)	Aggregate amount beneficially owned by each reporting person 13,903,336*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0% (based on 106,809,061 ordinary shares outstanding on September 30, 2014)
(14)	Type of reporting person IN

*	Including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zhiyun Peng
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 13,903,336*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 13,903,336*
(11)	Aggregate amount beneficially owned by each reporting person 13,903,336*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0% (based on 106,809,061 ordinary shares outstanding on September 30, 2014)
(14)	Type of reporting person IN

*	Including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D dated October 28, 2013 (the “Original Schedule 13D”, together with the Amendment No. 1, the “Statement”) in relates to the ordinary shares, par value $US$0.001 per share (“Ordinary Shares”), of Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”). The Issuer’s American Depositary Shares (the “ADSs”), each representing four Ordinary Shares, are listed on the New York Stock Exchange under the symbol “CSC”.

This Amendment No. 1 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of certain open market purchases of the Issuer’s ADSs”.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identify and Background.

Item 2(c) of the Original Schedule 13D is hereby amended and restated as follows:

The principal business of the Record Holder is investment holding. Zhiyun Peng is the director of the Record Holder and the CEO of JinBang Capital. Pursuant to the Share Purchase Agreement, Zhiyun Peng was also designated by the Record Holder to be appointed as a member of the board of directors of the Issuer. Each of Jinjing Hong and Zhiyong is a Vice President of JinBang Capital. The principal business of JiBang Capital is investment. Liping Deng is the chairman of Shanghai Novich Venture Investment Co., Ltd., the principal business of which is investment.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

Since the last filed Original Schedule 13D dated October 28, 2013 and up to November 25, 2014, the Reporting Persons purchased an aggregate of 1,625,172 Ordinary Shares represented by 406,293 ADSs at an average price of approximately $5.36 per ADS in the open market using working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with acquisition of securities of the Issuer by the Reporting Persons in privately negotiated transactions and open market transactions for investment purposes with the aim of increasing the value of their investments.

None of the Reporting Persons has any current intention to acquire securities of the Issuer but intends to review its investment on a regular basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each of the Reporting Person is the beneficial owner of 13,903,336 Ordinary Shares (including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares), representing 13.0% of the outstanding Ordinary Shares.

(b) Each of the Reporting Persons has shared power to dispose, or to direct the disposition of 13,903,336 Ordinary Shares (including 7,625,484 Ordinary Shares represented by 1,906,371 ADSs and 6,277,852 Ordinary Shares).

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any other transaction in the securities of the Issuer during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons or ADSs representing such Ordinary Shares.

(e) N/A.

Item 6. Contracts, Arrangement, Understandings or Relationship With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2014

SKY SUCCESS VENTURE HOLDINGS LIMITED

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Director

By:	/s/ Jinjing Hong
Name:	Jinjing Hong
Title:	Reporting Person

By:	/s/ Zhiyong Hong
Name:	Zhiyong Hong
Title:	Reporting Person

By:	/s/ Liping Deng
Name:	Liping Deng
Title:	Reporting Person

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Reporting Person